SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                ----------------

                     QWEST COMMUNICATIONS INTERNATIONAL INC.
                     ---------------------------------------
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

                                ----------------

    Options To Purchase Common Stock, $.01 Par Value, of Qwest Communications
                International Inc. Granted to Eligible Employees
                ------------------------------------------------
                         (Title of Class of Securities)

                                ----------------

                                    749121109
                ------------------------------------------------
                (CUSIP Number of Class of Underlying Securities)

                                ----------------

                                    Yash Rana
     Associate General Counsel and Assistant Secretary, Qwest Communications
                               International Inc.
                 1801 California Street, Denver, Colorado 80202
                                 (303) 992-1400
     -----------------------------------------------------------------------
            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons))

                              --------------------
                                    Copy to:
                            Steven L. Grossman, Esq.
                             O'Melveny & Myers, LLP
       1999 Avenue of the Stars, 7th Floor, Los Angeles, California 90067
                                 (310) 553-6700


                            CALCULATION OF FILING FEE
         =============================================================
         Transaction Value(1)                  Amount of Filing Fee(2)

         -------------------------------------------------------------
         $227,260,440                          $45,452
         =============================================================

(1) Calculated solely for the purpose of determining the amount of the filing fee. The transaction value assumes that options to purchase 40,863,079 shares of Qwest Communications International Inc. Common Stock, par value $0.01 per share ("Common Stock"), having an aggregate value of $227,260,440 as of November 1, 2001, will be exchanged pursuant to this amended offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value. $42,547.00 of the filing fee was previously paid on October 31, 2001 in connection with the initial filing of this Schedule TO.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: Not Applicable         Filing Party: Not Applicable
     Form or Registration No.: Not Applicable       Date Filed: Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ]  third-party tender offer subject to Rule 14d-1.
          [X]  issuer tender offer subject to Rule 13e-4.
          [ ]  going-private transaction subject to Rule 13e-3.
          [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer [ ].

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Qwest Communications International Inc. (the "Company") with the Securities and Exchange Commission on October 31, 2001 relating to the offer by the Company to certain eligible employees to exchange certain outstanding options to purchase shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), for new non-qualified stock options to be granted by the Company under the Company's Equity Incentive Plan, all upon the terms and subject to the conditions set forth in the original Offer Circular, dated October 31, 2001, and in the related Election Form and Release Agreement, copies of which were attached as Exhibits
(a)(1) and (a)(2), respectively, to the Tender Offer Statement.

     The filing of this Amendment No. 1 to the Tender Offer Statement shall not be construed as an admission by the Company that the offer described below constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1.   SUMMARY TERM SHEET

     Item 1 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          The information set forth under "Summary of Offer Expiring November 30, 2001" beginning on page 1 of the Amended and Restated Offer Circular, dated November 2, 2001 (the "Amended and Restated Offer Circular"), attached hereto as Exhibit (a)(19), is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION

     Item 2 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (a) The name of the issuer is Qwest Communications International Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1801 California Street, Denver, Colorado 80202. The Company's telephone number is (303) 992-1400.

          (b) This Tender Offer Statement relates to an offer by the Company to eligible employees of the Company (as described in the Amended and Restated Offer Circular) to exchange Eligible Options (as defined in the Amended and Restated Offer Circular) and Recent Options (as defined in the Amended and Restated Offer Circular) to purchase shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), for new non-qualified stock options (the "New Options") to be granted by the Company under the Company's Equity Incentive Plan. The offer by the Company, and the exchange of Eligible Options and Recent Options for New Options, are each made upon the terms and conditions described in the Amended and Restated Offer Circular and the related Election Form and Release Agreement attached hereto as Exhibit (a)(20) (the "Election Form"), each of which is incorporated herein by reference.

          The information set forth in the response to Question 45 ("How many Eligible Options are there?") in the Amended and Restated Offer Circular is incorporated herein by reference.

          (c) The information set forth in the response to Question 43 ("What is the price of our common stock?") in the Amended and Restated Offer Circular is incorporated herein by reference. No trading market exists for the Eligible Options or the Recent Options.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON

     Item 3 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (a) The Company is also the filing person. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the second paragraph of the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Amended and Restated Offer Circular is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION

     Item 4 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (a) The following information is incorporated herein by reference:

              (i)   the terms and conditions set forth in the Election Form;
              and

              (ii) the following information set forth in the Amended and Restated Offer Circular: the information set forth under the caption "Summary of Offer Expiring November 30, 2001"; the responses to Questions 10 through 31 under the caption "Terms of the Offer - The Offer"; the information set forth under the caption "Terms of the Offer - Terms and Conditions of New Options to be granted in June 2002," including, without limitation, the responses to Questions 32 through 37; the responses to Questions 40 through 42 and Questions 45 through 47 under the caption "Terms of the Offer - Other Provisions; Administration"; and the information set forth under the caption "Terms of the Offer - Federal Income Tax and Social Security Consequences," including, without limitation, the responses to Questions 50 through 54.

          (b) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Amended and Restated Offer Circular is incorporated herein by reference.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Item 5 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (e) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Amended and Restated Offer Circular is incorporated herein by reference. The Qwest Communications International Inc. Equity Incentive Plan, filed as Exhibit (d)(1) hereto, the 1998 U S WEST Stock Plan, filed as Exhibit
     (d)(4) hereto, the 1998 U S WEST Stock Plan, as amended June 22, 1998, filed as Exhibit (d)(5) hereto, the 1998 U S WEST Stock Plan, as amended August 6, 1999, filed as Exhibit (d)(6) hereto, the 1999 U S WEST Stock Plan, filed as Exhibit (d)(7) hereto, the 1999 U S WEST Stock Plan, as amended August 6, 1999, filed as Exhibit (d)(8) hereto, and the U S WEST 1998 Broad Based Stock Option Plan dated June 12, 1998, filed as Exhibit
     (d)(9) hereto contain information regarding the Eligible Options and are incorporated herein by reference. The Qwest Communications International Inc. Equity Incentive Plan, filed as Exhibit (d)(1) hereto, contains information regarding the Recent Options, and is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Item 6 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (a) The following information from the Amended and Restated Offer Circular is incorporated herein by reference: the information set forth under the caption "Summary of Offer Expiring November 30, 2001"; the information set forth under the caption "Terms of the Offer - Background and Reasons for the Offer," including the responses to Questions 1 through 5; the information contained in the response to Question 6 under the caption "Terms of the Offer - Benefits and Risks of the Offer"; and the information contained in the responses to Question 44 and 47 under the caption "Terms of the Offer - Other Provisions; Administration."

          (b) The following information is incorporated herein by reference:

              (i) the terms and conditions of the offer set forth in the Election Form; and

              (ii) the following information set forth in the Amended and Restated Offer Circular: the information set forth under the caption "Summary of Offer Expiring November 30, 2001"; the information set forth in the response to Question 6 under the caption "Terms of the Offer - Benefits and Risks of the Offer"; the information set forth under the caption "Terms of the Offer - The Offer," including, without limitation, the information in the responses to Questions 10 through 31; and the information in the response to Question 32 under the caption "Terms of the Offer - Description of Terms and Conditions of New Options to be Granted in June 2002."

          (c) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") and in the response to Question 48 ("Is Qwest contemplating any other transactions?") in the Amended and Restated Offer Circular is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 7 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (a) The following information set forth in the Amended and Restated Offer Circular is incorporated herein by reference: the information set forth under the caption "Summary of Offer Expiring November 30, 2001"; the information set forth under the caption the "Terms of the Offer - Terms and Conditions of New Options to be granted in June 2002", including without limitation, the information set forth in the responses to Questions 32 through 37; and the information set forth in the responses to Question 42 and Question 45 under the caption "Terms of the Offer - Other Provisions; Administration."

          (b) The following information is incorporated herein by reference:

              (i)   the terms and conditions set forth in the Election Form; and

              (ii) the information set forth in the responses to Question 12 ("What are the conditions to the Offer?") and Question 14 ("How may I accept the Offer?") in the Amended and Restated Offer Circular.

          (d) Not applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (a) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Amended and Restated Offer Circular is incorporated herein by reference.

          (b) The information set forth in the response to Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") in the Amended and Restated Offer Circular is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

          (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

     Item 10 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (a) the following information is incorporated herein by reference:

              (1) the information set forth in the Amended and Restated Offer Circular in the response to Question 44 ("What information is available regarding Qwest?") and under "Additional Information; Incorporation of Documents by Reference";

              (2) Audited financial statements of Qwest and its consolidated subsidiaries for the fiscal years ended December 31, 1999 and December 31, 2000 as shown on pages F-13 through F-47 of Exhibit 13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended on Form 10-K/A, filed with the SEC on August 20, 2001;

              (3) pages 1 to 14 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001;

              (4) Exhibit 12 - "Computation of Ratios of Earnings to Fixed Charges" - to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended on Form 10-K/A, filed with the SEC on August 20, 2001, and the ratios of earnings to fixed charges included in Attachment E to the Amended and Restated Offer Circular; and

              (5) the book value per share data included in Attachment E to the Amended and Restated Offer Circular.

          (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          (a) The following information set forth in the Amended and Restated Offer Circular is incorporated herein by reference:

              (i) the information set forth in the responses to Question 44 ("What information is available regarding Qwest?"), Question 46 ("How does the Offer relate to Qwest's directors and executive officers?") and Question 49 ("Are there any regulatory requirements or other approvals that Qwest must comply with or obtain?"); and

              (ii) the information contained in the section encaptioned "Additional Information; Incorporation of Documents by Reference."

          (b) Not applicable.

ITEM 12.  EXHIBITS

     Item 12 of the Tender Offer Statement is hereby amended and restated to read in its entirety as follows:

          *(a)(1) Exchange Offer Circular dated October 31, 2001, with exhibits (which include (i) the Prospectus for the Qwest Communications International Inc. Equity Incentive Plan in Attachment A, (ii) the Forms of Nonqualified Stock Option Agreements in Attachments B through D, and (iii) Selected Financial Data in Attachment E)

          *(a)(2)   Form of Original Election Form and Release Agreement

          *(a)(3)   Form of Statement of Employee Stock Option Holdings

          *(a)(4)   Form of Confirmation Card

          *(a)(5)   Press Release issued on October 31, 2001

          *(a)(6) Text of October 31, 2001 E-mail Message to Employees Announcing Exchange Offer

          *(a)(7) Form of October 31, 2001 Cover Letter Accompanying Exchange Offer Documents and to appear on the Qwest Communications International Inc. Human Resources Website

          *(a)(8) Form of October 31, 2001 Cover Letter Included in Mailing of Exchange Offer Documents

          *(a)(9)   Addendum to Offer Circular for Non-U.S. Employees

          *(a)(10) Questions and Answers to appear on the Qwest Communications International Inc. Human Resources Website (October 31,
                    2001)

          *(a)(11) Qwest Human Resources Website Full Screen Message (October 31, 2001)

          *(a)(12) Reminder Message to Employees to Review Offering Circular contained on Qwest Human Resources Website

          *(a)(13)  Form of Reminder of Deadline

          *(a)(14) Transcription of Recorded Message on Stock Administration Toll Free Phone Line (October 31, 2001)

          **(a)(15) The Company's Annual Report on Form 10-K for the year ended
                    December 31, 2000, filed with the Securities and Exchange Commission (the "SEC") on March 16, 2001, as amended on Form 10-K/A, filed with the SEC on August 20, 2001 (incorporated herein by reference)

          **(a)(16) Audited financial statements for Qwest and its consolidated subsidiaries for the fiscal years ended December 31, 1999 and December 31, 2000 in Pages F-13 to F-47 of Exhibit 13 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as amended on Form 10-K/A, filed with the SEC on August 20, 2001 (incorporated herein by reference)

          **(a)(17) The Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001, filed with the SEC on May 15, 2001, and August 14, 2001, respectively (each incorporated herein by reference)

          **(a)(18) The Company's Current Reports on Forms 8-K filed with the
                    SEC on March 22, 2001, March 29, 2001, April 5, 2001, April 25, 2001, April 27, 2001, May 17, 2001, June 5, 2001 (as
                    amended by the Company's Current Report on Form 8-K/A filed with the SEC on June 5, 2001), June 8, 2001, June 20, 2001, June 21, 2001, July 20, 2001, July 26, 2001 (as amended by the Company's Current Report on Form 8-K/A filed with the SEC on July 26, 2001) August 7, 2001 (as amended by the Company's Current Report on Form 8-K/A filed with the SEC on August 13, 2001), September 10, 2001 and October 31, 2001 (each incorporated herein by reference)

          (a)(19) Amended and Restated Offer Circular dated November 2, 2001, with exhibits (which include (i) the Prospectus for the Qwest Communications International Inc. Equity Incentive Plan in Attachment A, (ii) the Forms of Nonqualified Stock Option Agreements in Attachments B through D, and (iii) Selected Financial Data in Attachment E)

          (a)(20)   Updated Election Form and Release Agreement (November 2,
                    2001)

          (a)(21) November 2, 2001 Addendum to Exchange Offer Circular (Former U S WEST Employees)

          (a)(22)   Text of November 2, 2001 E-mail Message to Employees

          (a)(23) November 2, 2001 Letter to Employees regarding U S WEST options to appear on Human Resources Website

          (a)(24) Form of November 2, 2001 Cover Letter Accompanying Exchange Offer Documents and to appear on the Qwest Communications International Inc. Human Resources Website (November 2,
                    2001)

          (a)(25) Form of November 2, 2001 Cover Letter Included in Mailing of Exchange Offer Documents (Former U S WEST Employees)

          (a)(26) Updated Frequently Asked Questions to appear on Qwest Communications International Inc. Human Resources Website (Former U S WEST Employees)

          (a)(27) Updated Qwest Human Resources Website Full Screen Message (November 2, 2001)

          (a)(28) Transcription of Updated Recorded Message on Stock Plan Administration Toll Free Phone Line (November 2, 2001)

          (a)(29) Instructions on How to Accept Exchange Offer to appear on Qwest Human Resources Website

          (b)       Not applicable

          *(d)(1)   Qwest Communications International Inc. Equity Incentive
                    Plan

          *(d)(2)   Form of Nonqualified Stock Option Agreement

          *(d)(3)   Form of Restricted Stock Agreement

          (d)(4)    1998 U S WEST Stock Plan

          (d)(5)    1998 U S WEST Stock Plan, as amended June 22, 1998

          (d)(6)    1998 U S WEST Stock Plan, as amended August 6, 1999

          (d)(7)    1999 U S WEST Stock Plan

          (d)(8)    1999 U S WEST Stock Plan as amended August 6, 1999

          (d)(9)    U S WEST 1998 Broad Based Stock Option Plan dated June 12,
                    1998

          (g)       Not applicable.

          (h)       Not applicable

          -----------------------------------

          *   Previously filed as exhibit to Schedule TO

          **  Incorporated by reference

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Tender Offer Statement is true, complete and correct.

                                       QWEST COMMUNICATIONS INTERNATIONAL INC.

                                       By: /s/ YASH RANA
                                           -----------------------------------
                                           Yash Rana
                                           Associate General Counsel and
                                           Assistant Secretary

                                       Date: November 2, 2001

                                  EXHIBIT INDEX

Exhibit
Number                           Description of Document
-------   ----------------------------------------------------------------------

(a)(19) Amended and Restated Offer Circular dated November 2, 2001, with exhibits (which include (i) the Prospectus for the Qwest Communications International Inc. Equity Incentive Plan in Attachment A, (ii) the Forms of Nonqualified Stock Option Agreements in Attachments B through D, and (iii) Selected Financial Data in Attachment E)
(a)(20)   Updated Election Form and Release Agreement (November 2, 2001)
(a)(21) November 2, 2001 Addendum to Exchange Offer Circular (Former U S WEST Employees)
(a)(22)   Text of November 2, 2001 E-mail Message to Employees
(a)(23) November 2, 2001 Letter to Employees regarding U S WEST options to appear on Human Resources Website
(a)(24) Form of November 2, 2001 Cover Letter Accompanying Exchange Offer Documents and to appear on the Qwest Communications International Inc. Human Resources Website (Former U S WEST Employees)
(a)(25) Form of November 2, 2001 Cover Letter Included in Mailing of Exchange Offer Documents (Former U S WEST Employees)
(a)(26) Updated Frequently Asked Questions to appear on Qwest Communications International Inc. Human Resources Website (November 2, 2001)
(a)(27)   Updated Qwest Human Resources Website Full Screen Message (November 2,
          2001)
(a)(28) Transcription of Updated Recorded Message on Stock Plan Administration Toll Free Phone Line (November 2, 2001)
(a)(29) Instructions on How to Accept Exchange Offer to appear on Qwest Human Resources Website
 (d)(4)   1998 U S WEST Stock Plan
 (d)(5)   U S WEST 1998 Stock Plan, as amended June 22, 1998
 (d)(6)   1998 U S WEST Stock Plan, as amended August 6, 1999
 (d)(7)   1999 U S WEST Stock Plan
 (d)(8)   1999 U S WEST Stock Plan as amended August 6, 1999
 (d)(9)   U S WEST 1998 Broad Based Stock Option Plan dated June 12, 1998


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